FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Press Release

IFC JOINS THE ENDESA BRASIL HOLDING
FOLLOWING A 2.7% CAPITAL INCREASE
TOTALLING USD 50 MILLION

•	The deal, to be completed in the next few days via subscription to a capital increase, makes IFC the only shareholder in the Brazilian holding company that does not belong to the ENDESA Group.

•	The price provides a total value on Endesa Brasil -before IFC’s purchase- of USD 1.8 billion.

•	The operation forms part of ENDESA’s strategy in Latin America of selling stakes in investees to strategic shareholders in order to enhance value on its investments.

New York, July 6th, 2006.- The International Finance Corporation (IFC), which has 178 member countries and is part of the World Bank Group, has acquired 2.7% of Endesa Brasil. Endesa Brasil is the holding company set up in June 2005 for all of the ENDESA (NYSE:ELE) Group’s shareholdings in Brazil except for its 45.1% interest in the electricity distributor of Río de Janeiro, Ampla, which will be added in 2008.

The transaction was carried out via subscription to a USD 50 million capital increase (approx. Euro 40 million) by IFC. IFC will be the only shareholder that does not belong to the ENDESA Group to join the Brazilian holding.

The price provides a total value on Endesa Brasil -before IFC’s purchase- of USD 1.8 billion (approx. Euro 1.43 billion), equivalent to an EV/EBITDA 2005 multiple of 6.65x. This is above to today’s average multiples of listed Brazilian peers. The terms of the agreement are similar to those of other operations of its kind and contemplates the listing of Endesa Brasil in the next three years and that Endesa provide IFC with an exit mechanism should the listing fail to go ahead. The agreement also contemplates a price adjustment depending on the final listing price, which will compensate IFC, via the delivery of free shares if the listing prices are lower than those paid at the beginning of the current investment.

The acquisition will lower the ENDESA Group’s stake in the holding company to 97.3%, which is divided up among Endesa Internacional, its Chilean subsidiaries Enersis, Endesa Chile and Chilectra and the Peruvian subsidiary Edegel, as follows:

Company	% Holding
Endesa International	27.1%
• Enersis	21.46%
• Endesa Chile	35.29%
• Chilectra	8.76%
• Edegel	4.07%
Total ENDESA group	97.3%
IFC	2.7%

The operation forms part of ENDESA’s strategy in Latin America of selling stakes in Group companies to strategic shareholders to enhance the value on its investments. In this sense, IFC’s investment is a testament to the quality and solidity of ENDESA’s project in Brazil and provides additional confidence to the success of a hypothetical IPO, given the importance of the International Finance Corporation as an institution and its creditworthiness.

Established in 1956, IFC’s mission is to promote sustainable private sector investment in developing countries, providing a source of multi-lateral financing through loans and capital investments.

The objective of setting up a holding company in June 2005 which grouped together all of ENDESA’s financial holdings and its Brazilian subsidiaries, was: to simplify the shareholder structure of ENDESA’s assets in the country, create greater local cash flow stability and improve access to foreign financing, position the group to expand its presence in the country and obtain operating synergies.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2005. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 6, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations